UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 23, 2008

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Director

On January 24, 2008, the Board of Directors (the "Board") of McDonald's Corporation (the "Company") elected Ralph Alvarez, the Company's President and Chief Operating Officer, as a member of the Board.

Appointment of Chief Accounting Officer

Effective February 1, 2008, Kevin Ozan, 44 years old, Corporate Vice President – Assistant Controller of the Company, will succeed Peter J. Bensen as Corporate Senior Vice President – Corporate Controller of the Company. Mr. Bensen succeeded Matthew H. Paull as Chief Financial Officer of the Company effective January 1, 2008. Mr. Ozan has been with the Company for more than 10 years. Mr. Ozan has served as Corporate Vice President – Assistant Controller since May 2007. Prior thereto, he served as a Senior Director in the following areas: Investor Relations (May 2006 to April 2007), Chicago Region Finance (August 2004 to April 2006), and Corporate Controller Group (March 2002 to August 2004).

As a result of Mr. Ozan's promotion, he will become eligible to participate in McDonald's Cash Performance Unit Plan, or "CPUP," for the performance period from January 1, 2007 to December 31, 2009. Mr. Ozan's CPUP award for this performance period will be determined on a pro-rated basis from February 1, 2008. The pro-rated target CPUP award for Mr. Ozan is $170,583. The CPUP operates on a three-year cycle with a cumulative payout at the end of the cycle. The final payout is based on the entire performance period. The performance measures used to calculate CPUP payouts for the 2007-2009 performance cycle are described on the Company's Form 8-K filed on February 21, 2007. The maximum final payout that Mr. Ozan can earn under the CPUP is 230% of the pro-rated target award.

Approval of the Target Incentive Plan

On January 23, 2008, the Compensation Committee of the Board (the "Committee") approved the McDonald's Corporation Target Incentive Plan (the "Plan").

The Plan governs annual cash incentive awards for employees at the level of Senior Vice President and above. Generally, the Plan formalizes the Company's existing practice with respect to annual cash incentive awards under its broad-based annual incentive plan or "TIP."

The Plan provides that awards will be earned over a calendar year performance period. Awards to covered employees who are U.S. taxpayers will be paid no later than March 15 of the year following the performance period. Payment of awards under the Plan is generally subject to the employee's continued employment with the Company as of the payment date. However, the Plan provides that the Committee may permit payment of full or pro-rated awards in specified circumstances involving termination of employment. In addition, the Plan provides for payment of pro-rated awards where an employee begins employment or changes jobs during a performance year.

Awards under the Plan are subject to recoupment by the Company if the recipient engages in willful fraud that causes harm to the Company or that is intended to manipulate the applicable performance measures.

In addition to the Plan, the Company maintains the McDonald's Corporation 2004 Cash Incentive Plan (the "Incentive Plan"). The Incentive Plan is designed to comply with the requirements of Section 162(m) of the Internal Revenue Code. Awards under the Plan to executives with respect to whom Section 162(m) applies are also subject to the terms of the Incentive Plan.

The foregoing summary of the Plan is qualified in its entirety by the definitive plan, a copy of which is attached hereto.

Approval of Payout Structure for 2008 TIP Awards

On January 23, 2008, the Committee approved the payout structure for TIP for 2008, as well as the parameters for determining final awards. For employees at the level of Senior Vice President and above, these awards are granted subject the terms of the Plan and payouts will be made in accordance with the Plan's provisions.

The target TIP awards for the "named executive officers" for whom disclosure was required in the Company's most recent proxy statement (other than Matthew H. Paull and Michael J. Roberts) are as shown in the table below. Matthew H. Paull will not receive a TIP award under the Plan for 2008 because he will retire from McDonald's on or about February 28, 2008. Michael J. Roberts is not eligible for TIP awards since his employment terminated on December 31, 2007.

Named Executive Officer	Position	Target TIP Award as Percentage of Base Salary
James A. Skinner	Chief Executive Officer	150%
Ralph Alvarez	President / Chief Operating Officer	125%
Denis Hennequin	President of McDonald's Europe	75%
Timothy Fenton	President of Asia, Pacific, Middle East and Africa ("APMEA")	75%

TIP payouts are determined by a combination of a team performance factor and an individual performance factor.

For Messrs. Skinner and Alvarez, the team factor measures corporate performance. For Messrs. Hennequin and Fenton, the team factor is based on a combination of corporate performance and the performance of Europe and APMEA, respectively, reflecting their responsibilities.

The team factor is determined primarily by growth in operating income over 2007. The named executive officers listed above, like all other employees, are generally not eligible to receive a TIP payout if the Company does not achieve growth in operating income in 2008. Operating income is measured on a consolidated or geographic business unit level, as applicable.

Individual performance is measured against various qualitative performance factors, including setting and achieving goals that are in line with McDonald's strategic focus.

The maximum TIP award that any of the named executive officers can earn in 2008 is 250% of the target award.

Item 9.01.   Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   McDonald's Corporation Target Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 29, 2008

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—
Associate General Counsel and
Assistant Secretary

Exhibit 99.1

McDonald's Corporation Target Incentive Plan

I. Introduction

McDonald's Corporation, a Delaware corporation (the "<u>Company</u>") has established this McDonald's Corporation Target Incentive Plan (the "<u>Plan</u>") effective as of January 1, 2008. The purpose of the Plan is to advance the interests of the Company and its shareholders and to promote a consistent strategy and focus among employees of the Company and its Subsidiaries (as defined below) by providing such employees with the opportunity to earn annual cash incentive compensation that is linked to the Company's business objectives.

II. Definitions

"<u>162(m) Participant</u>" means a Participant in the Plan with respect to whom the Committee determines that the limitation on deductibility imposed by Section 162(m) of the Code could apply.

"<u>162(m) Plan</u>" means the McDonald's Corporation 2004 Cash Incentive Plan or any successor plan of the Company that applies to incentive cash compensation paid to 162(m) Participants.

"<u>Affiliate Service</u>" means a Participant's Company Service plus the Participant's aggregate number of years of employment with any Subsidiary during the period before it became a Subsidiary, unless the Committee determines otherwise in connection with an entity's becoming a Subsidiary.

"<u>Award</u>" means a Participant's opportunity to earn cash compensation under the Plan, subject to the achievement by the Company and/or the Participant of one or more Performance Goals and such other terms and conditions as the Committee may impose.

"<u>Cause</u>" means termination due to the Participant's violation of Company policy or otherwise due to the Participant's fault of misconduct, as determined by the Committee in its sole discretion.

"<u>Change of Control</u>" has the meaning assigned in the Change of Control Agreements.

"<u>Change of Control Agreement</u>" means a McDonald's Corporation Tier I or Tier II Change of Control Employment Agreement, as applicable, to which a Participant is party.

"<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

"<u>Committee</u>" means the Compensation Committee of the Board of Directors of the Company, as such committee is constituted from time to time.

"<u>Company</u>" has the meaning assigned in the Introduction.

"Company Service" means the Participant's aggregate number of years of employment with the Company and its Subsidiaries during periods when those entities were Subsidiaries.

"Eligible Employee" means a full-time or part-time employee of the Company or a Subsidiary at the level of Senior Vice President or above who has been designated by the Committee as eligible to participate in the Plan.

"Employment" means active employment with the Company or a Subsidiary.

"Final Award" means the final cash payment with respect to an Award as determined by the Committee following the end of the Performance Year for such Award.

"Participant" means an Eligible Employee selected by the Committee as the recipient of an Award under the Plan.

"Performance Goals" means the performance measures established by the Committee with respect to an Award pursuant to Section 3.3 hereof.

"Performance Year" means the calendar year with respect to which Performance Goals applicable to Awards are measured.

"Plan" has the meaning assigned in the Introduction.

"Plan Administrator" has the meaning assigned in Section 3.2.

"Retirement" means the termination of a Participant's Employment, other than for Cause, at any time after the Participant attains either (i) age 60 with at least 20 years of Affiliate Service or (ii) combined age and years of Affiliate Service equal to or greater than 70.

"Subsidiary" means any entity in which the Company directly or through intervening subsidiaries owns 25% or more of the total combined voting power or value of all classes of stock, or, in the case of an unincorporated entity, a 25% or more interest in the capital and profits.

III. Administration of the Plan

3.1 The Committee shall have full and final authority, in its discretion, but subject to the express provisions of the Plan, to establish the terms and conditions of Awards, to determine the extent to which cash payments are actually earned pursuant to Awards and the amounts to be paid, and to interpret this Plan and to make all determinations necessary or advisable for the administration of this Plan.

3.2 The Committee may delegate any or all of its administrative duties and responsibilities under this Plan to any individual or group of individuals it deems appropriate (the "Plan Administrator"). In the absence of such appointment the Plan Administrator shall be the Corporate Executive Vice President of Human Resources of the Company. The Plan Administrator shall perform the administrative responsibilities delegated to the Plan Administrator from time to time by the Committee and may

subdelegate the performance of such responsibilities, to the extent the Plan Administrator deems appropriate and to the extent not inconsistent with the terms of the Plan, but shall remain responsible for overseeing the performance of any such subdelegated responsibilities. To the extent that the Committee has so delegated administrative responsibilities, references in this Plan to the Committee in connection with such delegated responsibilities shall be interpreted to include the Plan Administrator or, to the extent applicable, the Plan Administrator's delegee.

3.3 The Committee shall establish one or more Performance Goals for a Performance Year in writing not later than March 30 of the Performance Year (provided, that Performance Goals must be established before the achievement of the Performance Goals becomes substantially certain to be met). The Committee may establish Performance Goals that measure the performance of the Company as a whole, of any Subsidiary, division or other business unit of the Company, and/or of the Participant. The Committee may establish one or more subjective Performance Goals provided that such Performance Goals comply with the requirements of Treasury Regulation §409A-1(e)(2). In establishing Performance Goals based on financial measures and in measuring the attainment of such Performance Goals, the Committee may in its discretion exclude the effect of restructuring charges, discontinued operations, extraordinary items, cumulative effects of accounting charges and other unusual or nonrecurring items, and asset impairment and the effect of foreign currency fluctuations.

3.4 The determination of the Committee on all matters relating to the Plan and all Awards shall be made in the sole discretion of the Committee, and shall be conclusive and final. Neither the Plan Administrator nor any member of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any Award.

IV. Basic Terms of Awards

4.1 For each Performance Year, the Committee shall determine the Participants who shall receive Awards relating to such Performance Year, and shall establish and communicate to such Participants the Performance Goals and other terms and conditions of the Awards for such Performance Year.

4.2 As soon as reasonably practicable following the end of a Performance Year, the Committee shall determine to what extent the Performance Goals applicable to each Award have been attained, and in each case shall determine the Final Award. In the event that a Participant has transferred from one position to another during the Performance Year, the Committee may make appropriate adjustments to the Final Award, including adjustments to the combination of Performance Goals applied in determining the Final Award.

4.3 Final Awards shall be paid to all Participants who are U.S. taxpayers no later than March 15 of the calendar year following the Performance Year, subject to the Participant's continued employment with the Company or a Subsidiary as of the date on which the Final Award is paid.

V. Certain Terminations; Pro-Rated Awards; Forfeiture and Repayment in Certain Circumstances

5.1 In the event that a Participant's Employment terminates prior to December 31 of a Performance Year due to the Participant's Retirement, the Committee may provide for payment to the Participant of a pro rated Final Award, determined pursuant to Section 4.2 hereof and pro rated based on the number of days in the Performance Year elapsed prior to the Participant's Retirement, underline{provided}, that the entitlement of any Participant who participates in the McDonald's Corporation Executive Retention Replacement Plan to receive a Final Award in connection with the termination of such Participant's Employment will be governed by the terms of such plan.

5.2 In the event that a Participant's Employment commences later than January 1 of a Performance Year, the Committee may provide for payment to the Participant of a pro rated Final Award for such Performance Year, determined pursuant to Section 4.2 hereof and pro rated based on the number of days in the Performance Year starting on the date on which the Participant's Employment commenced.

5.3 In the event that a Participant's Employment continues through the end of a Performance Year but terminates prior to the date on which Final Awards for such Performance Year are paid, the Committee may provide for payment of a Final Award to such Participant, determined pursuant to Section 4.2 hereof, provided, that no Participant whose Employment terminates for Cause shall be eligible to receive a Final Award.

5.4 In the event that a Participant is on one or more leaves of absence for an aggregate period of more than 90 days during a Performance Year, the Committee may provide for payment to the Participant of a pro rated Final Award for such Performance Year, determined pursuant to Section 4.2 hereof and pro rated by subtracting (i) the number of days in excess of 90 during which the Participant was on one or more leaves of absence from (ii) the total number of days in the Performance Year.

5.5 In no event shall any Final Award paid to a Participant who is a U.S. taxpayer pursuant to this Article V be paid later than March 15 of the year following the Performance Year.

5.6 Awards under the Plan are intended to align the Participant's long-term interests with the long-term interests of the Company. If a Participant engages in willful fraud that causes harm to the Company or any of its Subsidiaries or that is intended to manipulate the Performance Goals (any such act, "Detrimental Conduct"), either during employment with the Company or after such employment terminates for any reason, the Participant shall be deemed to have acted contrary to the long-term interests of the Company. Accordingly, the following rules shall apply under this Plan in respect of Detrimental Conduct:

(a) In the event that the Company determines, in its sole and absolute discretion, that a Participant engaged in Detrimental Conduct, the Company may, in its sole and absolute discretion, (i) terminate such Participant's participation in the Plan and/or (ii) send a notice of recapture (a "Recapture Notice") to such Participant in respect of any Final Award or Final

4

Awards previously paid to such Participant, in which event the Participant shall within ten days after receiving such Recapture Notice from the Company deliver to the Company an amount in cash equal to the gross cash payment or payments to which such Recapture Notice relates.

(b) The Company has sole and absolute discretion to take action or not to take action pursuant to this Section 5.6 upon discovery of Detrimental Conduct, and its determination not to take action in any particular instance shall not in any way limit its authority to terminate the participation of a Participant in the Plan and/or send a Recapture Notice in any other instance.

(c) Upon receipt of payment of a Final Award under the Plan, the applicable Participant shall, if requested by the Company, certify on a form acceptable to the Company, that he or she is not, and has not previously been, engaged in Detrimental Conduct.

(d) Notwithstanding any provision of this Section 5.6, if any provision of this Section 5.6 is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law; provided, that this Section 5.6 shall not apply in any manner to individuals subject to the laws of France.

(e) Any action taken by the Company pursuant to this Section 5.6 is without prejudice to any other action the Company, or any of its Subsidiaries, may choose to take upon determination that a Participant has engaged in Detrimental Conduct.

(f) This Section 5.6 will cease to apply after a Change of Control.

VI. Miscellaneous

6.1 With respect to any Participant who is a 162(m) Participant, the Plan shall be interpreted and administered in a manner that is consistent with the provisions of the 162(m) Plan, and in the event of any inconsistency between this Plan and the 162(m) Plan the relevant provisions of the 162(m) Plan shall prevail.

6.2 The Plan is not intended to constitute a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code. Awards under the Plan are intended to be "short-term deferrals" and to be "performance-based compensation" within the meaning of the regulations promulgated under Section 409A of the Code. The Plan shall be interpreted and administered in a manner that is consistent with this Section 6.2.

6.3 In the event of a Change of Control, any Awards under the Plan held by a Participant who is eligible for benefits under a Change of Control Agreement shall be governed by the applicable provisions of such Change of Control Agreement.

6.4 Awards granted under the Plan shall not be assignable or transferable other than by will or by the laws of descent and distribution.

6.5 The Company may withhold or cause to be withheld from Final Awards such amounts as are necessary to satisfy all U.S. federal, state and local and non-U.S. withholding tax requirements related thereto.

6.6 The Plan is intended to constitute an "unfunded" plan and Participants shall have no claim against the Company or its assets other than as unsecured general creditors. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of, benefits under the Plan.

6.7 Neither the establishment of this Plan, nor the granting of any Award, shall be construed to (a) give any Participant the right to continued Employment or to any benefits not specifically provided under the Plan or (b) in any manner modify the right of the Company or any of its Subsidiaries to modify, amend or terminate any of their respective employee benefit plans.

6.8 The Committee's determinations under this Plan need not be uniform, and may be made by the Committee selectively among individuals who receive, or are eligible to receive, Awards, whether or not such individuals are similarly situated. Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations as to (a) the identity of the Participants, (b) the terms and provisions of Awards and (c) the treatment of Awards if a Participant's Employment terminates.

6.9 The Company may amend, modify or terminate this Plan and Awards hereunder at any time in its discretion, provided, that neither the Plan nor any Award may be amended in a manner that (a) would cause the Plan or any Award hereunder to be subject to and not to comply with the provisions of Section 409A of the Code or the regulations promulgated thereunder or (b) with respect to any 162(m) Participant, would cause an Award to cease to qualify for the "Section 162(m) Exemption" (as such term is defined in the 162(m) Plan).

6.10 The law of the State of Illinois, except its law with respect to choice of law, shall be controlling in all matters relating to this Plan.